UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             -----------------------

                              Brio Technology, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    109704106
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  March 8, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               -------------------------
109704106                                                     Page 2 of 11 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        2,982,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        2,982,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,982,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                     Page 3 of 11 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 43, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        2,982,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        2,982,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,982,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                     Page 4 of 11 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 18, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        2,982,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        2,982,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,982,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                     Page 5 of 11 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        2,982,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        2,982,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,982,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

109704106                                                     Page 6 of 11 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D


         This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 13, 1999 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of January 19, 2000 ("Amendment No. 1"), with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Brio Technology, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

         Item 2. Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 18, L.P., a Delaware limited partnership ("GAP 18"), General Atlantic Partners 43, L.P., a Delaware limited partnership ("GAP 43"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 18 and GAP 43, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 18 and GAP 43 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson, Clifton S. Robbins, Franchon M.

109704106                                                     Page 7 of 11 Pages


Smithson and Matthew Nimetz (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, GAP, GAP 18, GAP 43 and GAPCO each own of record no shares of Common Stock, 1,576,345 shares of Common Stock, 1,023,212 shares of Common Stock and 382,701 shares of Common Stock, respectively, or 0%, 5.7%, 3.7% and 1.4%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 18 and GAP 43, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of

109704106                                                     Page 8 of 11 Pages


Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,982,258 shares of Common Stock or 10.8% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,982,258 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Between January 20, 2000 and March 9, 2000, GAP 18, GAP 43 and GAPCO sold the following number of shares on the dates and for the aggregate proceeds listed below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of February 9, 2000:


                                     GAP 18
                                     ------

Date             Shares Sold          Net Price Per Share     Proceeds
----             -----------          -------------------     --------
1/20/2000        35,679               $47.53120               1,695,865.68
1/21/2000         4,493                48.74880                 219,028.36
3/03/2000        13,214                40.56500                 536,025.91
3/06/2000        13,214                39.94000                 527,767.16
3/07/2000        66,072                41.39000               2,734,720.08
3/08/2000        13,215                42.31500                 559,192.73
3/09/2000        26,429                40.21500               1,062,842.24

                                     GAP 43
                                     ------

1/20/2000        23,159               $47.53120               1,100,775.06
1/21/2000         2,916                48.74880                 142,151.50
3/03/2000         8,577                40.56500                 347,926.01

109704106                                                     Page 9 of 11 Pages


3/06/2000         8,577                39.94000                 342,565.38
3/07/2000        42,888                41.39000               1,775,175.71
3/08/2000         8,577                42.31500                 362,935.76
3/09/2000        17,155                40.21500                 689,888.33

                                      GAPCO
                                      -----

1/20/2000         8,662                $47.53120                411,715.25
1/21/2000         1,091                 48.74880                 53,184.94
3/03/2000         3,209                 40.56500                130,173.09
3/06/2000         3,209                 39.94000                128,167.46
3/07/2000        16,039                 41.39000                663,854.21
3/08/2000         3,208                 42.31500                135,746.52
3/09/2000         6,416                 40.21500                258,019.44


         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 7. Materials to be Filed as Exhibits.

         Exhibit 1: Incorporate by reference the Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, filed as Exhibit 1 to the Original 13D, dated as of August 13, 1999.

109704106                                                    Page 10 of 11 Pages


         Exhibit 2: Incorporate by reference the Power of Attorney for GAP filed as Exhibit 2 to Amendment No. 1, which provides Thomas
                    J. Murphy with the requisite power and authority to sign this Amendment No. 2 on behalf of GAP.

         Exhibit 3: Incorporate by reference the Power of Attorney for GAPCO filed as Exhibit 3 to Amendment No. 1, which provides Thomas
                    J. Murphy with the requisite power and authority to sign this Amendment No. 2 on behalf of GAPCO.

109704106                                                    Page 11 of 11 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 13, 2000

                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 18, L.P.

                                        By:  General Atlantic Partners, LLC,
                                             Its general partner

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 43, L.P.

                                        By:  General Atlantic Partners, LLC,
                                             Its general partner

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact


                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact